June 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	HWH International Inc.
Form S-1 (as amended)
File No. 333-278560

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HWH International Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Daylight Time, June 17, 2024, or as soon as practicable thereafter.

Very truly yours,

HWH International Inc.

By:	/s/ John Thatch
John Thatch
Chief Executive Officer

4800 Montgomery Lane, Suite 210, Bethesda, MD 20814 | 1-301-971-3955 | hwhintl.com